Exhibit 99.42

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 11, 2011.

3.	Press Release

The Press Release dated March 11, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that it had received conditional approval for listing its common shares on the Toronto Stock Exchange under the symbol TMM.

5.	Full Description of Material Change

“Timmins Gold Corp. is pleased to announce that it has received conditional approval for listing of its common shares on the Toronto Stock Exchange (TSX) under the symbol TMM. Upon filing and acceptance of the final listing application and related documentation the shares will commence trading on the Toronto Stock Exchange and be de-listed from the Venture Exchange. The Company anticipates its listing date to be in March 2011.

Timmins Gold President Arturo Bonillas and CEO Bruce Bragagnolo stated: "We would like to thank the Toronto Stock Exchange for its consideration and conditional acceptance for listing on Canada's senior stock exchange which will facilitate access to larger pools of growth capital and create greater liquidity. This event marks another significant milestone reflecting the rapid growth of Timmins Gold over the last few years."

Timmins Gold is a gold producing company with operations focused in Mexico and is aggressively pursuing it s business plan to grow through the development of its existing assets and the pursuit through merger and acquisition of additional assets including Capital Gold Corporation.”

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 11, 2011